Exhibit (a)(1)(vi)

Option Exchange

Phathom Pharmaceuticals, Inc. (“Phathom”) has received your election via Phathom’s Option Exchange website by which you elected to accept or reject Phathom’s offer to exchange certain outstanding stock options for new restricted stock units (“RSUs”) subject to the terms and conditions of the Offer to Exchange (the “Option Exchange”).

Your election has been recorded as follows:

Name:

Employee ID:

Date and Time:

Grant Date	Grant ID	Award Type*	Per Share Exercise Price	Total Outstanding Shares Underlying Option Grant**	Vested Options as of 7/14/2023***	Unvested Options as of 7/14/2023***	New RSUs	Election

*

This column displays the Award Type. There are two types of stock options – incentive stock options and non-qualified stock options – and the tax treatment of each type is different. Some of your eligible options may consist entirely of one of these two types of options and some of your eligible options may consist of a mix of both types due to the application of certain limits on incentive stock options under U.S. tax laws. This “split” is determined automatically at the time of grant and is reflected above. As a result, you may see two awards listed as of any given grant date, one representing the portion of the grant that qualifies as incentive stock options and the other representing the portion of the grant that qualifies as non-qualified stock options, although both awards are technically part of the same “grant” with the same grant date. For purposes of the Option Exchange, this “split” based on the tax status of the option will be disregarded. As a result, both portions of any such eligible option grant will be treated as one “grant” for purposes of the Option Exchange. As shown in the table above, your election will apply to both the incentive stock option and non-qualified components of an eligible option.

**	This column displays the number of shares of our common stock subject to the stock option grant as of July 14, 2023 (assuming no exercise or early termination occurs through July 14, 2023).
***

These columns display the number of vested and unvested shares of our common stock subject to the stock option grant as of July 14, 2023 (assuming vesting in accordance with the applicable vesting schedule, and no exercise or early termination occurs, through July 14, 2023).

The new RSUs will not be vested on their date of grant regardless of whether the surrendered option was fully vested in whole or in part. Instead, the new RSUs granted in the Option Exchange will vest in three equal installments on each of the first three anniversaries of the completion date, subject to continued service on the applicable vesting date.

Please refer to the Option Exchange documents, including Section 9 of the Offer to Exchange, for additional terms that may apply to the new RSUs.

If you change your mind regarding your election, you may change your election to accept or reject the Option Exchange with respect to some or all of your eligible stock option grants by submitting a new election. The new election must be delivered via Phathom’s Option Exchange website at www.myoptionexchange.com, no later than the completion date, currently expected to be 11:59 pm Eastern Time, on July 14, 2023 (unless the offer is extended).

Only elections that are properly completed, electronically signed, dated and actually received by Phathom via the Option Exchange website at www.myoptionexchange.com on or before the completion date of the Option Exchange will be accepted. Elections submitted by any other means, including hand delivery, interoffice, email, U.S. mail (or other post) and Federal Express (or similar delivery service), are not permitted. If you have any questions, please direct them to the support team by email at stockadmin@phathompharma.com.

Please note that our receipt of your election is not by itself an acceptance of your stock options for exchange. For purposes of the Option Exchange, we will be deemed to have accepted stock options for exchange that are validly elected to be exchanged and are not properly withdrawn as of the time when we give oral or written notice to the stock option holders generally of our acceptance of stock options for exchange. We may issue this notice of acceptance by press release, email or other form of communication. Stock options accepted for exchange will be cancelled, and the new RSUs will be granted, on the cancellation date, which we presently expect will be July 14, 2023 (unless the offer is extended).

This notice does not constitute the Option Exchange. The full terms of the Option Exchange are described in (1) Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units; (2) the announcement email to all eligible employees and consultants from Terrie Curran, President and Chief Executive Officer, dated June 15, 2023; (3) the email to all eligible participants with additional information about the option exchange from Joe Hand, Chief Administrative Officer, dated June 15, 2023; (4) the second email to all eligible participants with additional information about the option exchange from Joe Hand, Chief Administrative Officer; and (5) the election terms and conditions, together with its associated instructions. You may access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov, on Phathom’s Option Exchange website at www.myoptionexchange.com, or by contacting Phathom’s Stock Administration team by email at stockadmin@phathompharma.com.

Please do NOT reply to this email. This mailbox is not monitored and you will not receive a response.

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